UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Allied Esports Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

01917019
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X] Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 01917019

1	Names of Reporting Persons
Geode Diversified Fund, A Segregated Account of Geode Capital Master Fund Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,509,756
	6	Shared Voting Power

	7	Sole Dispositive Power
2,509,756
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,509,756
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.80%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No. 01917019

1	Names of Reporting Persons
Geode Capital Management LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,509,756
	6	Shared Voting Power

	7	Sole Dispositive Power
2,509,756
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,509,756
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.80%
12	Type of Reporting Person (See Instructions)
IA

Item 1.

(a) Name of Issuer:

Allied Esports Entertainment Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:

17877 Von Karman Ave. Suite 300

Irvine, CA 92614

Item 2.

(a) Name of Person Filing:

This statement is being filed on behalf of Geode Diversified Fund, A Segregated Account of Geode Capital Master Fund Ltd. and Geode Capital Management LP (collectively, the Reporting Persons).

(b) Address of Principal Business Office or, if None, Residence:

100 Summer Street 12th Floor, Boston, MA 02110

(c) Citizenship:

Geode Diversified Fund, a Segregated Account of Geode Capital Master Fund Ltd.: Bermuda

Geode Capital Management LP: Delaware, USA

(d) Title and Class of Securities:

Common Stock, par value $0.0001 per share

(e) CUSIP No.:

019170109

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:

 2,509,756 (issuable upon conversion of warrants)

 Geode Diversified Fund, a Segregated Account of Geode Capital Master Fund Ltd. (the "Fund") owns a total of 2,622,458 shares issuable upon conversion of the Issuer's warrant securities ("Warrants"), but pursuant to a Warrant Agreement dated October 4, 2017, the Fund's ability to exercise Warrants is restricted to the extent it would beneficially own over 9.80% of the Issuer's shares of Common Stock outstanding immediately after such exercise, which equates to 2,509,756 shares.

(b) Percent of Class:

 9.80%

Calculation is based upon 25,609,756 shares of Common Stock outstanding, which is the sum of: (i) 23,100,000 shares of Common Stock outstanding as reported to be outstanding in the Quarterly Report on Form 10-Q of Allied Esports Entertainment, Inc. (formerly known as Black Ridge Acquisition Corp., the "Issuer")  filed with the Securities and Exchange Commission on November 12, 2019, and (ii) 2,509,756 shares of Common Stock that the Reporting Persons can acquire upon conversion of warrants.

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:

 2,509,756

 (ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

2,509,756

(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

 Not Applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

 Not Applicable

Item 8. Identification and classification of members of the group.

 Not Applicable

Item 9. Notice of Dissolution of Group.

 Not Applicable

Item 10. Certifications.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2020

Geode Diversified Fund, a segregated account
of Geode Capital Master Fund Ltd.

By: Geode Capital Management LP, its
investment manager

/s/ Jeffrey S. Miller
Signature

Jeffrey S. Miller / COO
Name/Title

Geode Capital Management LP

/s/ Jeffrey S. Miller
Signature

Jeffrey S. Miller / COO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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